TPG PACE ENERGY HOLDINGS CORP.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

June 15, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

Re:	TPG Pace Energy Holdings Corp.

Preliminary Proxy Statement on Schedule PREM14A

Filed May 10, 2018

File No. 001-38083

Ladies and Gentlemen:

This letter sets forth the responses of TPG Pace Energy Holdings Corp. (“TPGE,” the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 8, 2018 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule PREM14A filed by the Company on May 10, 2018 (the “Proxy Statement”). In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 1”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Proxy Statement. We are also concurrently providing certain information responsive to Comment Nos. 1 and 4 in a separate letter addressed to the address set forth above (the “Supplemental Letter”). Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Summary of the Proxy Statement, page 16

Business Overview, page 16

1.	Please provide supplemental support for the analysis attributed to RS Energy Group here and on page 19 about the break-even prices for the Karnes County Lower Eagle Ford and Austin Chalk formations.

Response: Under separate cover of the Supplemental Letter, we are providing the Staff with materials supporting the analysis attributed to RS Energy Group regarding break-even prices for the Karnes County Lower Eagle Ford and Austin Chalk formations.

Business Strategies, page 18

2.

You disclose that Enervest is one of the lowest cost operations in South Texas and has a track record of excellent new well results and operational efficiency. In terms of Enervest, we also note that in 2006 Enervest created “EV Energy Partners, L.P.” (EVEP), a public master limited partnership that in part had assets in South Texas, and which we note entered bankruptcy on April 2, 2018 in the U.S. Bankruptcy Court for the District of Delaware. Please explain how EVEP, Enervest and the Karnes County Contributors and the Giddings Sellers are related, if at all, and consider disclosing at the appropriate place Enervest’s experience with EVEP and its recent bankruptcy.

Response: EnerVest’s principal business is to act as general partner or manager of partnerships formed to acquire, explore, develop and produce oil and natural gas properties. Such partnerships include, among others, the Karnes County Contributors, the Giddings Sellers and EVEP. Historically, under an omnibus agreement, EnerVest provided services to EVEP such as accounting, human resources, office space and other administrative services, and under contract operating agreements, EnerVest Operating, L.L.C., a wholly owned subsidiary of EnerVest (“EVOC”), operated EVEP’s oil and gas properties. EVOC also operates the oil and gas properties of the Karnes County Contributors and the Giddings Sellers.

The specific relationship between EnerVest and EVEP is as follows: The former general partner of EVEP was EV Energy GP, L.P. (“EV Energy GP”), whose general partner was EV Management, LLC (“EV Management”), which was a wholly owned subsidiary of EnerVest. Both EV Energy GP and EV Management have since been dissolved in connection with EVEP’s bankruptcy and, as a result, EnerVest no longer has any ownership interests in the general partner of EVEP.

With regard to EVEP’s relationship with the Karnes County Contributors and the Giddings Sellers, Harvest Oil & Gas Corp. (“Harvest”), the successor to EVEP that emerged from bankruptcy on June 4, 2018, holds minority, non-operating interests in certain of the former EVEP’s assets that are in the same locations as the Karnes County Assets and the Giddings Assets.

We have revised the Proxy Statement to disclose EnerVest’s experience with EVEP and its recent bankruptcy. Please see page 52 of Amendment No. 1.

3.	Please reconcile your disclosure that at closing you expect to have approximately $550 million in liquidity with the condition to closing that you have at least $610 million in “available cash.”

Response: As described in the Proxy Statement, closing of the business combination is subject to a number of conditions, including, among others, our having at least $610 million in Available Cash. Available Cash is a term defined in the Karnes County Contribution Agreement and the Proxy Statement as, as of the Closing, the amount of funds contained in the Trust Account (net of any stockholder redemptions and the payment of any deferred underwriting fees), plus the amount of certain debt and equity financing proceeds as set forth in the Karnes County Contribution Agreement, minus the cash purchase price required to be paid by Pace LLC pursuant to the Giddings Purchase Agreement at the Closing, minus the cash purchase price required to be paid by Pace LLC pursuant to the Ironwood MIPA at the Closing, minus the transaction expenses of the Karnes County Contributors required to be paid by TPGE pursuant to the Karnes County Contribution Agreement, minus the transaction expenses of TPGE, minus certain costs and expenses associated with the recent acquisition of the Subsequent GulfTex Assets. The Karnes County Contribution Agreement permits TPGE in its sole discretion to incur indebtedness to satisfy this Available Cash condition. Furthermore, to the extent debt financing is available to it, the Company is required to incur indebtedness in an aggregate amount up to $500 million to the extent necessary to satisfy this Available Cash condition. The Available Cash condition is intended to ensure that we have sufficient cash available to pay the cash portion of the consideration in the business combination. It is not intended to ensure that we have a specified amount of liquidity following closing of the business combination.

In connection with Closing, we intend to enter into a senior secured reserve-based revolving credit facility in an aggregate principal amount of $1 billion and with an initial borrowing base of $550 million (the “RBL Facility”). References in the Proxy Statement to our anticipated liquidity of at least $550 million following Closing refer to available borrowing capacity under the RBL Facility, which we anticipate will be undrawn at Closing, and cash on hand following the payment of the cash consideration to the Sellers.

We have revised the Proxy Statement to clarify these points. Please see pages viii, 4, 18, 19, 27, 79, and 110 of Amendment No. 1.

4.	Please revise to substantiate your statement on page 19 that many companies with operations in South Texas view their assets as non-core and that your competitors do not allocate adequate capital to development in the region.

Response: We have revised the Proxy Statement to remove the statement that many companies with operations in South Texas view their assets as non-core and that our competitors do not allocate adequate capital to development in the region, and replaced it with the following language: “In recent years, many large South Texas operators have increasingly focused their capital spending on their other areas of operation. According to data compiled by Wood Mackenzie, ConocoPhillips Company, EOG Resources, Inc., Marathon Oil Corporation and Pioneer Natural Resources Company collectively allocated approximately 52% of their aggregate capital expenditures to the Eagle Ford and Austin Chalk in 2015 and only 26% in 2017. We believe the relative decrease in capital spending in the area may provide us with opportunities to acquire from other operators whose South Texas operations are not their primary focus.” Please see pages 19 and 147 of Amendment No. 1.

Under separate cover of the Supplemental Letter, we are providing the Staff with materials supporting the data compiled by Wood Mackenzie regarding the relative amount of capital spent on development in South Texas to support the revised statement above.

Non-GAAP Financial Measure, page 21

5.	In reconciling Adjusted EBITDAX, the most directly comparable GAAP measure differs between your presentations on pages 21 and 43. Revise for consistency so that the reconciliation begins with the most appropriate directly comparable GAAP measure as required by Item 10(e)(i)(B) of Regulation S-K.

Response: We have revised the Proxy Statement to consistently begin each reconciliation of Adjusted EBITDAX with the most appropriate directly comparable GAAP measure. Please see pages 22 and 43 of Amendment No. 1.

Summary Historical Reserve Data of the Target Assets, page 23

6.	We note your disclosure here and beginning on page 201 under the section entitled “Information about the Target Assets” of the estimated net proved reserves of the Target Assets as of December 31, 2017 that reflects TGPE’s one year PUD development plan as well as the Sellers’ five year development plan. Your disclosure explains that the change in development plans reflects TPGE’s intention to focus on near-term development of PUD reserves following consummation of the business combination.

Question 131.04 in the Compliance and Disclosure Interpretations relating to the definition undeveloped oil and gas reserves clarifies that a company needs to have adopted a development plan with respect to the reserves to justify recognition of those reserves. Refer to the definition of undeveloped oil and gas reserves in Rule 4-10(a)(31)(ii) of Regulation S-X and tell us why you believe that it is appropriate to present the Sellers’ reserves information under Item 1202(a)(2) and reserve sensitivity under Item 1202(b) of Regulation S-K as of a date that does not reflect these requirements.

Response: We have revised the Proxy Statement to remove the referenced presentation of the Sellers’ reserve information and reserve sensitivity as of December 31, 2017 reflecting the Sellers’ five (5) year development plan. Please see pages 24, 211 and 213-216 of Amendment No. 1.

Organizational Structure, page 34

7.	We note that TPG Pace Energy Operating LLC, one of your subsidiaries, has entered into a debt commitment letter pursuant to which the lenders and other financial institutions party thereto have committed to provide it with the RBL Facility and the Senior Bridge Facility to partly finance the cash portion of the consideration for the business combination. Considering as such, please include “TPG Pace Energy Operating LLC” in your diagram.

Response: We have revised the Proxy Statement to include Magnolia Oil & Gas Operating LLC (formerly known as TPG Pace Energy Operating LLC) in the pre- and post-closing diagrams, respectively. Please see pages 34 and 35 of Amendment No. 1.

Accounting Treatment, page 36

8.	As it relates to the proposed acquisitions, we note your conclusion that TPG Pace Energy Holdings Corp. (“TPGE”) is the accounting acquirer. Provide us with your complete analysis pursuant to FASB ASC 805-10-55-10 through 55-13 in support of the conclusion that TPGE is the accounting acquirer. Your response should analyze the relative voting rights in the combined entity, with consideration given to minimum and maximum redemption scenarios and how you have grouped the various investors identified on pages ix and x.

Response: The Company concluded, based on its analysis of ASC Topic 805, that the set of inputs, processes, and outputs acquired meets the definition of a business as it is engaged in the acquisition, exploration, development and production of oil and natural gas. While the Company has not engaged in any significant operations and has not generated operating revenue to date, the Company has significant pre-combination activities to pursue a business combination and was established as a public investment vehicle that has the expressed purpose of pursuing investment opportunities. The formation of the Company did not contemplate the business combination with the Giddings Sellers or the Karnes County Contributors, and the Company raised significant capital from unrelated third-party investors, had a management team and board members overseeing the pursuit of targets, and issued equity to effect the initial public offering.

ASC Topic 805 specifies that the guidance in ASC Subtopic 810-10 should be used to determine the acquirer (i.e., the entity that obtains control of one or more businesses in a business combination), and if applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 should be considered in making the determination. However, in a business combination in which a variable interest entity is acquired, the primary beneficiary of that entity always is the acquirer. Paragraph 810-10-15-8 specifies that the usual condition for obtaining control is the ownership of more than 50% of the outstanding voting interest of another entity. However, such ownership does not constitute control if it does not give the holder control of the majority-owned entity.

The board of directors is actively involved in making decisions about the activities that most significantly impact the Company’s economic performance because there is a frequent and sufficiently detailed reporting mechanism whereby the board will continually monitor the performance of the management team, Company performance, and review and approve strategic plans and financial decisions of the Company.

It is anticipated that upon close of the acquisition, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., and EnerVest Energy Institutional Fund XIV-C, L.P. (collectively the “Karnes County Contributors”) will collectively own more than 50% of the outstanding voting interest of the Company following the business combination. However, the Karnes County Contributors are not under common control because none of the partners (including the general partner) of the funds have a controlling financial interest and none of the Karnes County Contributors will individually have more than a 50% of the outstanding voting interest with respect to the election of directors in the Company.

Further, concurrently with the closing of the business combination, the Company, the Sponsor, and the Karnes County Contributors will enter into a Stockholder Agreement that will entitle the Karnes County Contributors to nominate two directors, one of whom shall be independent, for appointment to the Company’s board of directors. The Sponsor will also be entitled to nominate two directors, one of whom shall be independent, for appointment to the Company’s board of directors. The other three members of the board at the closing will include Stephen Chazen, the Chief Executive Officer of the Company, and two independent directors mutually nominated by the Karnes County Contributors and the Sponsor.

Under the Stockholder Agreement, the Sponsor and the Karnes County Contributors have agreed to vote all of their shares of voting common stock in favor of the directors nominated by the other party in accordance with the Stockholder Agreement. As a result, neither the Sponsor nor the Karnes County Contributors have a majority voting interest in the Company. While it is anticipated that the Karnes County Contributors will collectively own more than 50% of the Company, they only have the ability to unilaterally nominate two directors (one which must be independent) out of seven. The Sponsor also has the ability to unilaterally nominate two directors (one which must be independent) out of seven. Because the Stockholder Agreement requires the Sponsor and Karnes County Contributors to vote all their shares of stock in favor of the directors nominated by the other party, the Sponsor and the Karnes County Contributors have the same relative voting interest in the Company.

Under both the “no redemption” and “illustrative redemption” scenarios identified in the Proxy Statement, the Karnes County Contributors and the Sponsor (along with its affiliates) will collectively have a majority of the Company’s voting rights and each will have the ability to elect two of seven directors due to the agreement to vote all of their shares of voting common stock in favor of the directors nominated by the other party. As a result, the terms of the Stockholder Agreement prevent any owner or group of owners from having a controlling financial interest through their voting interest.

The Company is not a variable interest entity because it does not meet any of the conditions in ASC Paragraph 810-10-15-14.

Because no entity has a controlling financial interest under the application of the guidance in ASC Subtopic 810-10, ASC Topic 805 requires that other facts and circumstances be considered in making the accounting acquirer determination, including the factors described in paragraphs 805-10-55-11 through 55-15. No individual factor is necessarily determinative. Rather, all pertinent facts and circumstances should be considered in determining which of the combining entities is the acquirer.

The Company considered the following facts and circumstances based on the guidance in ASC Paragraphs 805-10-55-11 through 55-14 in determining that the Company is the accounting acquirer:

•	The Company will effect the business combination through the transfer of cash, incurring liabilities, and through the issuance of stock. Approximately $950 million of the $2.42 billion purchase price paid at closing will be effected by the Company through a transfer of cash and by incurring the liabilities;

•	The Company will issue approximately $1.47 billion in equity to effect the business combination;

•	Because of the Stockholder Agreement, the Karnes County Contributors and the Sponsor will have the same relative voting rights in the combined entity. Because the Sponsor and the Karnes County Contributors have agreed to vote all of their shares of voting common stock in favor of the directors nominated by the other party, no other owners or organized group of owners will have a greater influence on the composition of the governing body of the combined entity than the Karnes County Contributors or the Sponsor;

•	The senior management of the Company currently consists of the Company’s Chief Executive Officer and Chairman, Stephen Chazen, who will continue to serve as Chief Executive Officer and Chairman of the post-combination company, and two employees of TPG Capital, L.P., neither of whom will continue with the Company after the business combination. Following the closing of the business combination, Mr. Chazen’s former colleague, Christopher Stavros, will serve as Chief Financial Officer;

•	The Karnes County Contributors and the Company are involved in disparate activities (the Company’s activities relate to pursuing a business combination and the Karnes County Contributors activities include the acquisition and development of oil and gas properties) and a comparison of relative size based on reported amounts is not determinative in identifying the accounting acquirer; and

•	The Company has significant pre-combination activities and initiated the transaction to acquire the assets from the Karnes County Contributors consistent with the Company’s pre-combination activities of pursuing a business combination.

Based on the Company’s review of the foregoing facts and circumstances, it concluded that the Company is the accounting acquirer for purposes of FASB ASC 805.

Risk Factors, page 45

9.	We note that 80% voting interest of the public stockholders does not apply with respect to the Director Election Proposal and that pursuant to your charter, only holders of your Class F common stock will be entitled to vote on the Director Election Proposal. Please revise to include a risk factor describing the attendant risks to remaining shareholders of this charter provision.

Response: We have revised the Proxy Statement to include the requested risk factor. Please see page 69 of Amendment No. 1.

A significant portion of our total outstanding shares are restricted from immediate sale but may be sold into the market in the near future, page 75

10.	In connection with the closing of the business combination, we note that you will enter into a registration rights agreement with certain “Holders” which include your Sponsor and the Karnes County Contributors to register for resale under the Securities Act all or a portion of the Class A Common Stock that the Holders hold as of the date of such agreement and that they may acquire thereafter, including the stock consideration that the Karnes County Contributors will receive in connection with the business combination. Please revise to disclose the approximate number of shares which will be subject to the registration rights agreement and describe the attendant dilutive effect of future resale in the near future.

Response: We have revised the Proxy Statement to disclose the approximate number of shares that will be subject to registration rights and describe the effects of future resales. Please see page 76 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information of TPGE, page 81

11.	Disclosure on page 82 indicates that the “Illustrative Redemption” presents a pro forma scenario assuming 13 million shares of your Class A Common Stock are redeemed. Revise to explain why you believe this scenario is the most meaningful and how you determined this in light of disclosure per page 10 that you have no specified maximum redemption threshold.

Response: We have revised the Proxy Statement as requested. Please see pages 83 and 84 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 86

Note 1. Basis of Pro Forma Presentation, page 86

12.	Given that certain of the financial statements presented in the pro forma information are abbreviated, include additional disclosure that explains that the pro forma condensed combined consolidated statement of operations is not indicative of operations going forward because it necessarily excludes various operating expenses.

Response: We have revised the Proxy Statement to include the requested disclosure. Please see page 90 of Amendment No. 1.

Note 2. Pro Forma Adjustments and Assumptions, page 87

Pro Forma Adjustments to the Statements of Operations, page 87

13.	Expand the note to pro forma adjustment (f) to separately quantify each adjustment.

Response: We have revised the Proxy Statement to expand the pro forma adjustment (f) to separately quantify each adjustment. Please see pages 90 and 91 of Amendment No. 1.

14.	Revise pro forma adjustment (i) to explain whether the effective interest rate of 5.5% on the senior notes you intend to issue is based on a current interest rate or a rate for which you have a commitment. Also, revise the disclosure quantifying the impact of a change in interest rate to show the effect of a 1/8 percent variance in interest rates.

Response: We have revised the Proxy Statement accordingly. Please see pages 90 and 91 of Amendment No. 1.

15.	Tell us why no effects of the Tax Cuts and Jobs Act have been reflected in your pro forma statement of operations as part of pro forma adjustment (j).

Response: We did not reflect any effect of the Tax Cuts and Jobs Act of 2017 (“TCJA”) on the Pro Forma Statement of Operations for the Year Ended December 31, 2017 because (i) the ordinary income earned during the period would have been taxed at the then in-effect (i.e., pre-TCJA) corporate tax rates, and (ii) given the assumed full valuation allowance on the pro forma deferred tax asset, we would not expect there to be any net impact to current period earnings from the remeasurement of the deferred tax asset to account for decrease in tax rates by the TCJA.

Pro Forma Adjustments to the Balance Sheet, page 88

16.	Provide us with an explanation of the components of the pro forma deferred tax asset resulting from the transactions proposed in your proxy as described in pro forma adjustment (h). Also, explain your conclusion that it is more likely than not that a portion or all of this deferred tax asset will not be realized.

Response: The primary deferred tax asset is related to the excess of outside tax basis in TPGE’s investment in Pace Operating LLC over its net book carrying value that is recognized through APIC pursuant to ASC 740-20-45-11c. ASC 740-10-30-5e states that deferred tax assets are to be reduced by a valuation allowance if, “based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance shall be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.” The Company’s pro forma deferred tax asset was fully reserved with a valuation allowance as it is not more-likely-than-not that the outside basis difference deferred tax asset would be realized in the foreseeable future. This determination was largely influenced by TPGE’s limited operating history, lack of revenue, and the expectation that it will receive significant special allocations of future tax depreciation, depletion and amortization in excess of book amounts from its investment in Pace Operating LLC due to the operation of certain provisions of Code Section 704 requiring such allocations when investors contribute property with differing fair market values and tax bases.

Note 4. Supplementary Disclosure of Oil and Natural Gas Operations, page 92

Oil and Natural Gas Reserve Quantities, page 92

17.	In addition to the pro forma proved reserve information provided, present reserve balances based on your development plan following the consummation of the proposed business combination.

Response: We have revised the Proxy Statement to modify our pro forma proved reserve information to reflect the Company’s one (1) year development plan. Please see pages 97 and 98 of Amendment No. 1.

For consistency purposes, we have also revised the Proxy Statement to modify our pro forma Standardized Measure of Discounted Future Net Cash Flows and related reconciliation of changes in the pro forma Standardized Measure of Discounted Future Net Cash Flows to also reflect the Company’s one (1) year development plan. Please see pages 99-101 of Amendment No. 1.

18.	Expand your disclosure of the changes in the net quantities of total proved reserves to include an appropriate narrative explanation of the significant changes related to each line item other than production. Refer to FASB ASC 932-235-50-5.

Response: We have revised the Proxy Statement to expand the disclosure accordingly. Please see page 98 of Amendment No. 1.

Standardized Measure of Discounted Future Net Cash Flows, page 93

19.	Revise your presentation to separately present pro forma future production costs and future development expenditures consistent with FASB ASC 932-235-50-31b.

Response: We have revised the Proxy Statement to separately present pro forma future production costs and future development expenditures. Please see page 100 of Amendment No. 1.

Proposal No. 1 – The Business Combination Proposal, page 103

Related Agreements, page 129

Pace LLC Agreement, page 130

20.	Please tell us what consideration you gave to attaching the Pace LLC Agreement in the proxy statement, considering that the company will operate its business through Pace LLC. We further note that in the event that the Karnes County Contributors elect to receive shares of Class B Common Stock, they will also receive an equal number of Pace LLC Units, which shall be redeemable for shares of Class A Common Stock following the Closing in accordance with the terms of the Pace LLC Agreement.

Response: We have attached the Pace LLC Agreement to the Proxy Statement. Please see Annex G of Amendment No. 1.

Background of the Business Combination, page 135

21.	Please disclose whether Stephen Chazen approached John Walker, the Chief Executive Officer of EV Ltd., in August 2017 regarding a business combination transaction.

Response: We have revised the Proxy Statement accordingly. Please see page 142 of Amendment No. 1.

22.	On January 5, 2018, you disclose that TPGE distributed a revised term sheet to Enervest, which in part contemplated that the parties would enter into a services agreement. Please disclose how the material terms of this related agreement were negotiated and the final terms agreed. Please also disclose when other related party agreements, such as the stockholder agreement, were first considered and ultimately the material terms negotiated. In terms of the stockholder agreement, for instance, disclose how the ownership percentages corresponding to the ability to nominate directors were negotiated.

Response: We have revised the Proxy Statement accordingly. Please see pages 143-145 of Amendment No. 1.

23.	Please disclose how TGPE determined its financial valuation for the Giddings and Karnes County assets as reflected in the initial offer made on January 28, 2018.

Response: We have revised the Proxy Statement accordingly. Please see page 144 of Amendment No. 1.

24.	On February 16, 2018, we note you disclose that Gibson Dunn provided an initial draft of the Ironwood MIPA. Please disclose when the Ironwood transaction was first discussed and how the final terms of this transaction were negotiated.

Response: We have revised the Proxy Statement accordingly. Please see pages 142 and 145 of Amendment No. 1.

25.	You disclose that on February 20, 2018 representatives of your sponsor noted that a PIPE investment would be an attractive financing option in addition to the planned debt financing. Please elaborate on how the PIPE financing and debt financing evolved thereafter.

Response: We have revised the Proxy Statement accordingly. Please see pages 145 and 146 of Amendment No. 1.

Information about the Target Assets, page 201

Estimated Proved Reserves, page 206

Development of Proved Undeveloped Reserves, page 208

26.	The explanation of the changes due to revisions in the previous estimates of your reserves appears to identify one primary factor as the cause. Expand your disclosure to separately identify and quantify each individual factor, including offsetting factors, that contributed to the change so that the change in net reserves between periods is fully explained. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, operating conditions, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the disclosure of revisions in the previous estimates of your total proved reserves in each instance as presented throughout the Proxy Statement. Refer to FASB ASC 932-235-50-5.

Response: We have revised the Proxy Statement to expand our disclosure as requested. Please see page 214 of Amendment No. 1.

27.	Expand your disclosure to discuss the progress and investments, including the capital expenditures, made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

Response: We have revised the Proxy Statement to expand our disclosure as requested. Please see page 214 of Amendment No. 1.

Index to Consolidated Financial Statements, page F-1

Combined Financial Statements as of and for the Years Ended December 31, 2017 and 2016 and for the Period from September 30, 2015 (Date of Inception) to December 31, 2015 for Karnes County Business, page F-32

Independent Auditors’ Report, page F-34

28.	As you have identified the Karnes County Business as your predecessor for financial reporting purposes, please obtain and file an audit report from your independent accountant that complies with the standards of the Public Company Accounting Oversight Board.

Response: We respectfully advise the Staff that based on Scenario 6 in the table included in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) Section 4110.5, the auditor’s opinion does not need to refer to PCAOB standards for a “Non-issuer entity whose financial statements are included in proxy statement or Form S-4/F-4 as target.”

While this transaction will not be accounted for as a reverse acquisition, we also considered the guidance in FRM Section 12260 noting that the financial statement requirements for a target company in a Schedule 14A merger proxy statement are based on the legal form of the transaction and since the merger has not been consummated yet, the Karnes County Business would be viewed as the target in the Proxy Statement. Therefore, as the Karnes County Business is a non-issuer entity, we do not believe that the auditor’s opinion needs to refer to PCAOB standards for purposes of the Proxy Statement.

If the business combination is consummated by TPGE and the Karnes County Business becomes the predecessor of the registrant, we will obtain and file an audit report from the predecessor’s independent registered public accountant that complies with the standards of the PCAOB to be included in a Current Report on Form 8-K within 4 days of the close of the business combination.

Notes to Combined Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-51

Oil and Natural Gas Reserve Quantities, page F-52

29.	There appears to be a lack of correlation between the summation of the individual changes relating to the revisions of previous estimates for the period ending December 31, 2017 and the overall change for the line item. Revise your disclosure to resolve the apparent inconsistency or tell us why a revision is not necessary. This comment also applies to the disclosure relating to the revisions of previous estimates provided on page F-64 for the period ending December 31, 2017 and on page F-65 for the period ending December 31, 2016.

Response: We have revised the Proxy Statement to resolve the apparent inconsistency between the summation of the individual changes relating to the revisions of previous estimates for the period ending December 31, 2017 and the overall change for the line item. Please see pages F-85, F-102 and F-103 of Amendment No. 1.

Giddings Assets

Notes to Statements of Revenue and Direct Operating Expenses, page F-61

Supplemental Oil and Gas Information (Unaudited), page F-63

30.	Expand your tabular disclosure of proved reserves to additionally provide the net quantities, by individual product type, of proved developed and proved undeveloped reserves at the beginning of each of the periods presented, e.g. as of December 31, 2014. Refer to FASB ASC 932-235-50-4. This comment also applies to the disclosure on pages F-89 and F-107 for the period beginning December 31, 2014.

Response: We have revised the Proxy Statement to expand our disclosure as requested. Please see pages F-102, F-129 and F-148 of Amendment No. 1.

31.	Expand the discussion accompanying the presentation of the standardized measure to clarify that future cash flows take into account the estimated abandonment costs. If the abandonment costs have not been included, tell us why a revision in the estimated future net cash flows in not necessary. This comment also applies to the disclosure on pages F-73 and F-116.

Response: We have revised the Proxy Statement to expand our disclosure as requested. Please see pages 214, F-103, F-111, F-112 and F-156 of Amendment No. 1.

Annex K

32.	Obtain and file a revised reserve report that clarifies the nature of the costs identified as “Miscellaneous Expense 1” and “Other Deductions.”

Response: We have included with Amendment No. 1 an updated reserve report that clarifies the identified items. Please see page L-3 of Amendment No. 1.

33.	The reserves report refers to additional supplemental information, e.g. Table I, Table II and Summary Plots, that is not included with the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove the reference if you do not intend to include this supplemental information.

Response: We have included with Amendment No. 1 an updated reserve report in which references to additional supplemental information that is not included with the report have been removed. Please see Annex L to Amendment No. 1.

Preliminary Proxy Card

34.	In Q&A on page 3, you disclose that various proposals are conditioned on the approval of other matters. However, the conditional nature of any proposal is not clear in the proxy card as filed. Accordingly, please revise the proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals. See Rule 14a-4(a)(3) of Regulation 14A.

Response: We have revised the proxy card to clarify that certain proposals are conditioned upon the approval of other proposals. Please see the proxy card included with Amendment No. 1.

Please direct any questions or comments regarding the foregoing to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

TPG PACE ENERGY HOLDINGS CORP.

By:	/s/ Stephen Chazen
Name:	Stephen Chazen
Title:	President, Chief Executive Officer and Chairman

Cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
Keith Fullenweider, Vinson & Elkins L.L.P.